SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Cellular Biomedicine Group, Inc.
(Name of Issuer)

Common Stock, par value of $0.001 per share
(Title of Class of Securities)

15117P102
(CUSIP Number)

Richard A. Hornung

Hillhouse Capital Advisors, Ltd.

20 Genesis Close

George Town, Grand Cayman

KY1-1103 Cayman Islands

+ 345-749-8643

With a copy to:

Eleazer N. Klein, Esq.

Schulte Roth & Zabel LLP

919 Third Avenue

New York, NY 10022

(212) 756-2000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 21, 2020
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.☐

(Page 1 of 6 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 15117P102	SCHEDULE 13D/A	Page 2 of 6 Pages

1	NAME OF REPORTING PERSON Hillhouse Capital Advisors, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)☐ (b)☑
3	SEC USE ONLY
4	SOURCE OF FUNDS AF (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 235,214 shares of Common Stock**
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 235,214 shares of Common Stock**
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 235,214 shares of Common Stock**
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.2%
14	TYPE OF REPORTING PERSON IA

** See Item 5.

CUSIP No. 15117P102	SCHEDULE 13D/A	Page 3 of 6 Pages

This Amendment No. 2 (“Amendment No. 2”) amends the statement on Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on November 12, 2019 (the “Original Schedule 13D”, as amended by Amendment No. 1 to the Original Schedule 13D filed with the SEC on January 30, 2020, and as amended hereby, the “Schedule 13D”) with respect to the common stock, par value $0.001 per share (the “Common Stock”) of Cellular Biomedicine Group, Inc., a Delaware corporation (the “Issuer”). Capitalized terms used herein and not otherwise defined in this Amendment No. 2 have the meaning set forth in the Schedule 13D. This Amendment No. 2 amends Items 4, 5(b), 6 and 7 as set forth below.

Item 4.	Purpose of Transaction
Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

On February 21, 2020, Maplebrook Limited (“Maplebrook”), Viktor Pan (“Mr. Pan”), OPEA SRL (“OPEA”), Zheng Zhou (“Mr. Zhou”), Wealth Map Holdings Limited (“Wealth Map”) and Earls Mill Limited (“Earls Mill”) (together with Dangdai International Group Co., Limited (“Dangdai”) and Mission Right Limited (“Mission Right”), each, an “Additional Consortium Member”) each entered into an adherence agreement (together with the adherence agreements to the Consortium Agreement entered into by Dangdai and Mission Right, each, an “Adherence Agreement” and together the “Adherence Agreements” ) to the Consortium Agreement and joined the Buyer Consortium. For the purposes of the Schedule 13D, and where the context so provides, all references to the “Buyer Consortium” shall be deemed to include Maplebrook, Mr. Pan, OPEA, Mr. Zhou, Wealth Map, Earls Mill, Dangdai and Mission Right as Additional Consortium Members.

On February 21, 2020, the Buyer Consortium (including the Initial Consortium Members and the Additional Consortium Members) submitted a new non-binding preliminary proposal (the “New Proposal”) to a special committee of the Board consisting of independent and disinterested directors (the “Special Committee”). In the New Proposal, the Buyer Consortium proposed to acquire all of the outstanding shares of Common Stock of the Issuer (other than the Rollover Shares) for $19.50 per share in cash. The New Proposal also provided that, among other things (i) the Buyer Consortium would negotiate and execute definitive agreements with respect to the Transaction that would provide for representations, warranties, covenants and conditions that would be typical, customary and appropriate for transactions of this type; and (ii) the New Proposal was conditioned upon the non-waivable conditions requiring (A) approval of the Transaction by a properly functioning Special Committee and (B) approval of the Transaction by stockholders holding at least a majority of all the issued and outstanding shares of Common Stock of the Issuer not affiliated with any member of the Buyer Consortium. For the purposes of the Schedule 13D, and where the context so provides, all references to the “Proposal” shall be deemed to refer to the “New Proposal.”

References to the Adherence Agreements (of Maplebrook, Mr. Pan, OPEA, Mr. Zhou and Wealth Map and Earls Mill) and the New Proposal in this Amendment No. 2 are qualified in their entirety by reference to the Adherence Agreements (of Maplebrook, Mr. Pan, OPEA, Mr. Zhou and Wealth Map and Earls Mill) and the New Proposal, which are attached hereto as Exhibit 4-A, Exhibit 4-B, Exhibit 4-C, Exhibit 4-D, Exhibit 4-E and Exhibit 5, respectively, and are incorporated herein by reference in their entirety.

CUSIP No. 15117P102	SCHEDULE 13D/A	Page 4 of 6 Pages

Item 5.	Interest in Securities of the Issuer
Item 5 is hereby amended and restated in its entirety to read as follows:

(b)	See rows (7) through (10) of the cover pages to this Schedule 13D for the number of shares of Common Stock as to which the Reporting Person have the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.

Because of the arrangements in the Consortium Agreement and the Adherence Agreements, the Reporting Person and the other members of the Buyer Consortium that beneficially own Common Stock may be deemed to have formed a “group” for purposes of Section 13(d)(3) of the Act. Collectively, the “group” may be deemed to beneficially own an aggregate of 9,278,290 shares of outstanding Common Stock (including an aggregate of 811,000 shares of Common Stock issuable upon the exercise of options, 58,001 shares of Common Stock issuable upon the vesting of restricted stock units and 358,974 shares of Common Stock issuable upon the conversion of convertible notes held by members of the Buyer Consortium), which represents approximately 45.2% of the total shares of outstanding Common Stock (accounting for all Common Stock that would be outstanding upon exercise of all of the foregoing options, vesting of the foregoing restricted stock units and conversion of the foregoing convertible notes). Neither the filing of this Schedule 13D nor any of its contents, however, shall be deemed to constitute an admission by the Reporting Person that it is the beneficial owner of any shares of Common Stock beneficially owned by any other member of the Buyer Consortium and any of his, her or their respective affiliates for purposes of Section 13(d) of the Act or for any other purpose, and such beneficial ownership is expressly disclaimed.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is hereby amended and supplemented as follows:

The Reporting Person’s response to Item 4 is incorporated by reference into this Item 6.

Item 7.	Material to be Filed as Exhibits

Item 7 of the Schedule 13D is hereby amended as follows:

Exhibit 4-A:	Adherence Agreement, dated February 21, 2020 by Maplebrook Limited (incorporated by reference to Exhibit 5-A of the Schedule 13D/A filed by Tony Liu on February 21, 2020).

Exhibit 4-B:	Adherence Agreement, dated February 21, 2020 by Viktor Pan (incorporated by reference to Exhibit 5-B of the Schedule 13D/A filed by Tony Liu on February 21, 2020).

Exhibit 4-C:	Adherence Agreement, dated February 21, 2020 by OPEA SRL (incorporated by reference to Exhibit 5-C of the Schedule 13D/A filed by Tony Liu on February 21, 2020).

Exhibit 4-D:	Adherence Agreement, dated February 21, 2020 by Zheng Zhou (incorporated by reference to Exhibit 5-D of the Schedule 13D/A filed by Tony Liu on February 21, 2020).

CUSIP No. 15117P102	SCHEDULE 13D/A	Page 5 of 6 Pages

Exhibit 4-E:	Adherence Agreement, dated February 21, 2020 by Wealth Map and Earls Mill (incorporated by reference to Exhibit 6-E of the Schedule 13D/A filed by Sailing Capital Overseas Investment Fund, L.P. on February 21, 2020).

Exhibit 5:	New Proposal from the Buyer Consortium to the Special Committee (incorporated by reference to Exhibit 6 of the Schedule 13D/A filed by Tony Liu on February 21, 2020).

CUSIP No. 15117P102	SCHEDULE 13D/A	Page 6 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Schedule 13D is true, complete and correct.

Date: February 21, 2020

HillHOUSE CAPital Advisors, LTD.

/s/ Richard A. Hornung
Name: Richard A. Hornung Title: General Counsel and Chief Compliance Officer